As filed with the Securities and Exchange Commission on November 18, 2008
Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
DUSA PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

New Jersey	22-3103129
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)
25 Upton Drive
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices) (Zip Code)
DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan
DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan
1991 Incentive Stock Option Plan Of Deprenyl USA, Inc.
DUSA Pharmaceuticals, Inc. 1994 Restricted Stock Option Plan
DUSA Pharmaceuticals, Inc. 1996 Omnibus Plan, As Amended
Stock Option Agreements For D. Geoffrey Shulman
Stock Option Agreement For Richard C. Lufkin
Stock Option Agreements For Scott Lundahl
Class B Warrant Agreement For D. Geoffrey Shulman
(Full Title of the Plan)
Nanette W. Mantell, Esq.
Reed Smith LLP
Princeton Forrestal Village
136 Main Street — Suite 250
Princeton, New Jersey 08543-7839
(609) 514-8541
(Name and Address and Telephone of Agent for Service)
Copies to:
Robert F. Doman, President and Chief Executive Officer
DUSA Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, Massachusetts 01887
(978) 657-7500
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

			Proposed
		Proposed	Maximum
	Amount	Maximum	Aggregate	Amount of
Title of Each Class of Securities	to be	Offering Price Per	Offering	Registration
to be Registered	Registered	Share	Price	Fee
2006 Equity Compensation Plan – Shares of Common Stock, no par value (options reserved for future grants)	927,202 (1)	$1.38 (2)	$1,279,538.76	$50.29
Deferred Compensation Obligations	$150,000	100%(3)	$150,000	$5.90
TOTAL REGISTRATION FEE				$56.19

(1)	Together with an indeterminate number of additional shares which may be issued pursuant to the DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, as amended, as a result of stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933, as amended.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1) of the Securities Act of 1933, as amended, based upon the average of the high and low price as reported on The Nasdaq Global Market on November 17, 2008.

(3)	The Deferred Compensation Obligations are unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan.

INTRODUCTORY STATEMENT
     This registration statement on Form S-8 relates to shares of DUSA Pharmaceuticals, Inc. (“DUSA”) common stock, no par value, now eligible for issuance under the DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, as amended (the “Equity Plan”) and approved by the shareholders of DUSA at its 2008 Annual Meeting of Shareholders, and obligations of DUSA to participants in the DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan (the “Deferred Comp Plan” and together with the Equity Plan, the “Plans”). The Deferred Comp Plan allows participants to defer a portion of their salary and bonus until such time as the participant elects to receive the deferred compensation. The Deferred Compensation Obligations registered on this registration statement consist of unsecured obligations of DUSA to pay to participants their contributions into the Deferred Compensation Plan, upon their election, the balance of their deferred compensation accounts. The Plans were previously reported in a registration statement on Form S-8 (File No. 333-141615) filed with the Securities and Exchange Commission on March 28, 2007.
     This registration statement also includes a revised reoffer prospectus. The inclusion of the individuals listed under the “Selling Securityholders” section of the prospectus does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling securityholder at their sole discretion and such individuals are listed as selling securityholders solely to register the shares that each has received or will receive under DUSA’s various equity compensation plans.
PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
     The documents containing the information required by Part I of Form S-8 have been or will be sent or given to the participants in the Plans being registered hereby as specified by Rule 428(b)(1) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and such documents taken together with the documents incorporated by reference in this registration statement shall constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. Pursuant to Rule 428 of the Securities Act, such documents are not required to be filed with the Securities and Exchange Commission as part of this registration statement or as an Exhibit hereto.

PROSPECTUS
2,352,225 Shares of Common Stock by Selling Securityholders
DUSA Pharmaceuticals, Inc.

     The shares of common stock of DUSA Pharmaceuticals, Inc. covered by this prospectus may be offered and sold to the public by certain selling securityholders of DUSA. The selling securityholders have acquired or will acquire the shares under DUSA’s 1991 Incentive Stock Option Plan of Deprenyl USA, Inc. (Deprenyl USA, Inc. is the former name of DUSA Pharmaceuticals, Inc.), 1994 Restricted Stock Option Plan, 1996 Omnibus Plan, as amended, 2006 Equity Compensation Plan, as amended, together with stock option agreements with D. Geoffrey Shulman, Richard C. Lufkin and Scott Lundahl, individually, and/or a Class B Warrant Agreement with D. Geoffrey Shulman.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “DUSA.” On November 17, 2008, the closing price of a share of our common stock on the Nasdaq Global Market was $1.30 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 18, 2008.

     You should rely only on the information contained in this prospectus or any supplement, including the documents that we incorporate by reference. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

DUSA PHARMACEUTICALS, INC.
     We are a vertically integrated dermatology company that is developing and marketing Levulan PDT and other products for common skin conditions. Our currently marketed products include among others Levulan® Kerastick® 20% Topical Solution with photodynamic therapy, the BLU-U® brand light source, and certain products acquired in the March 10, 2006 merger with Sirius Laboratories, Inc., including ClindaReach®.
     Historically, we devoted most of our resources to advancing the development and marketing of our Levulan® PDT/PD technology platform. In addition to our marketed products, our drug, Levulan® brand of aminolevulinic acid HCl, or ALA, in combination with light, has been studied in a broad range of medical conditions. When Levulan® is used and followed with exposure to light to treat a medical condition, it is known as Levulan® photodynamic therapy, or PDT. When Levulan® is used and followed with exposure to light to detect medical conditions, it is known as Levulan® photodetection, or Levulan® PD. Our Kerastick® is the proprietary applicator that delivers Levulan®. Our BLU-U® is our patented light device.
     The Levulan® Kerastick® 20% Topical Solution with PDT and the BLU-U® were launched in the United States, or U.S., in September 2000 for the treatment of non-hyperkeratotic actinic keratoses, or AKs, of the face or scalp under a former dermatology collaboration. AKs are precancerous skin lesions caused by chronic sun exposure that can develop over time into a form of skin cancer called squamous cell carcinoma. In addition, in September 2003 we received clearance from the United States Food and Drug Administration, or FDA, to market the BLU-U® without Levulan® PDT for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions.
     Sirius Laboratories, Inc., or Sirius, a dermatology specialty pharmaceuticals company, was founded in 2000 with a primary focus on the treatment of acne vulgaris and acne rosacea. Nicomide®, its key product, is a vitamin-mineral product currently prescribed by dermatologists. In April 2008, we were notified by Actavis Totowa, LLC, the manufacturer of Nicomide®, that Actavis would cease manufacturing several prescription vitamins, including Nicomide®, due to continuing discussions with the FDA. As we previously disclosed, Actavis Totowa had received notice that the FDA considers prescription dietary supplements to be unapproved new drugs. In response to this notification and subsequent discussions with the FDA, we stopped the sale and distribution of Nicomide® as a prescription product in June 2008. We are relabeling our remaining supply of product as a non-prescription dietary supplement in compliance with the Dietary Supplement Health and Education Act, or DSHEA. We are in discussions with the FDA regarding new labeling, including use of the trademark. We are actively searching for a source of supply for the DSHEA product. We expect both the price and volume of the Nicomide® DSHEA labeled product to be considerably less than historic Nicomide® levels.
     On August 12, 2008, we entered into a worldwide non-exclusive patent License Agreement to our patent covering Nicomide® with River’s Edge Pharmaceuticals, LLC, or River’s Edge, and an amendment to our Settlement Agreement with River’s Edge which we entered into in October 2007 to settle certain patent litigation. The amendment to the Settlement Agreement allows River’s Edge to manufacture and market a prescription product that could be substitutable for Nicomide® pursuant to the terms of the License Agreement and changes certain payment obligations of River’s Edge for sales of its substitutable product. In consideration for granting the license, we will be paid a share of the net revenues, as defined in the License Agreement, of River’s Edge’s licensed product sales under the License Agreement. At the same time, we are also considering the possible sale of the product and related patent.
     We are responsible for manufacturing our Levulan® Kerastick® and for the regulatory, sales, marketing, and customer service of our Levulan® Kerastick®, and other related activities for all of our products. Our current objectives include increasing the sales of our products in the United States, Canada, Latin America, and Korea, launching Levulan® with our partners in additional Latin American countries and Asia, and continuing our efforts of exploring partnership opportunities for Levulan® PDT for dermatology in Europe.

     To further these objectives, we entered into a marketing and distribution agreement with Stiefel Laboratories, Inc. in January 2006 granting Stiefel an exclusive right to distribute the Levulan® Kerastick® in Mexico, Central and South America. On March 5, 2008, Stiefel notified us that the Brazilian authorities had published the final pricing for the product which is acceptable to Stiefel and to us. Stiefel launched the product in Brazil in April 2008. In light of the unexpected delay in receiving acceptable final pricing in Brazil, in 2007 we amended certain terms of the original Stiefel agreement to reflect our plans to launch in other Latin American countries prior to Brazil. The product was launched in Argentina, Chile, Colombia and Mexico during the fourth quarter of 2007. Similarly, in January 2007, we entered into a marketing and distribution agreement with Daewoong Pharmaceutical Co., Ltd. and Daewoong’s wholly owned subsidiary, DNC Daewoong Derma & Plastic Surgery Network Company, together referred to as Daewoong, granting Daewoong exclusive rights to distribute the Levulan® Kerastick® in certain Asian countries. In the fourth quarter of 2007, the Korean Food and Drug Administration, or KFDA, approved Levulan® Kerastick® for PDT for the treatment of actinic keratosis, and Daewoong launched our product in Korea. Recently, we granted Daewoong the right to distribute our product in Japan on a named-patient basis to test this market.
     We believe that issues related to reimbursement negatively impacted the economic competitiveness of our therapy with other AK therapies and hindered its adoption in the past. Though we believe that current Centers for Medicare and Medicaid Services, or CMS, reimbursement levels allow us to be competitive, we continue to support efforts to improve reimbursement levels to physicians. Most major private insurers have approved coverage for our AK therapy; however some private insurers still do not provide adequate coverage. When we learn of these issues, we educate the insurers and are often able to facilitate a change in their coverage policy. We believe that with potential future improvements, along with our education and marketing programs, a more widespread adoption of our therapy should occur over time. We intend to seek reimbursement coverage for use of our BLU-U to treat acne following the analysis of the results of our Phase IIB clinical trial.
     We are developing Levulan® PDT and PD under an exclusive worldwide license of patents and technology from PARTEQ Research and Development Innovations, the licensing arm of Queen’s University, Kingston, Ontario, Canada. We also own or license certain other patents relating to methods for using pharmaceutical formulations which contain our drug and related processes and improvements. In the United States, DUSA®, DUSA Pharmaceuticals, Inc.®, Levulan®, Kerastick®, BLU-U®, Nicomide®, Nicomide-T®, ClindaReach®, Meted®, and Psoriacap® are registered trademarks. Several of these trademarks are also registered in Europe, Australia, Canada, and in other parts of the world. Numerous other trademark applications are pending.
     As of September 30, 2008, we had an accumulated deficit of approximately $140,000,000. We cannot predict whether any of our products will achieve significant enough market acceptance or generate sufficient revenues to enable us to become profitable on a sustainable basis. We expect to continue to incur operating losses until sales of our products increase substantially. Achieving our goal of becoming a profitable operating company is dependent upon greater acceptance of our PDT therapy by the medical and consumer constituencies.
     As of September 30, 2008, we had a staff of 88 employees, including 4 part-time employees who worked across all operating functions at DUSA.
     Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company” and “DUSA” refer to DUSA Pharmaceuticals, Inc., a New Jersey corporation.
     We were incorporated on February 21, 1991, under the laws of the State of New Jersey. Our principal executive offices are located at 25 Upton Drive, Wilmington, Massachusetts 01887 (telephone: (978) 657-7500).

RISK FACTORS
Investing in our common stock is very speculative and involves a high degree of risk. You should carefully consider and evaluate all of the information in, or incorporated by reference in, this prospectus. The following are among the risks we face related to our business, assets and operations. They are not the only ones we face. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock and you might lose all or part of your investment.
This section contains forward-looking statements of our plans, objectives, expectations and intentions. We use words such as “anticipate”, “believe”, “expect”,” future”, and “intend” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risk factors described below. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.
Risks Related To DUSA
     We Are Not Currently Profitable And May Not Be Profitable In The Future Unless We Can Successfully Market And Sell Significantly Higher Quantities Of Our Products.
     If Product Sales Do Not Increase Significantly, We May Not Be Able To Advance Development Of Our Other Potential Products As Quickly As We Would Like To, Which Would Delay The Approval Process And Marketing Of New Potential Products.
If we do not generate sufficient revenues from our approved products, we may be forced to delay or abandon some or all of our product development programs. The pharmaceutical development and commercialization process is time consuming and costly, and any delays might result in higher costs which could adversely affect our financial condition. Without sufficient product sales, we would need alternative sources of funding. There is no guarantee that adequate funding sources could be found to continue the development of our potential products. We might be required to commit substantially greater capital than we have available to research and development of such products and we may not have sufficient funds to complete all or any of our development programs.
     Our Ability To Become Profitable Will Be Delayed Since We Will No Longer Promote Nicomide® As A Prescription Product And Since Other Generic Products Entered the Market.
In March 2006, we acquired Nicomide® in connection with our merger with Sirius Laboratories, Inc. Our revenues from sales of Nicomide® will decrease significantly with our decision to cease marketing Nicomide® as a prescription product in response to discussions with the FDA. Assuming we launch Nicomide® as a dietary supplement which is compliant with current FDA regulations, our ability to become profitable will be more difficult.
In April 2008, we were notified by Actavis Totowa, LLC, the manufacturer of Nicomide®, that Actavis would cease manufacturing several prescription vitamins, including Nicomide®, due to continuing discussions with the U.S. Food and Drug Administration. As we previously disclosed, Actavis Totowa had received notice that the FDA considers prescription dietary supplements to be unapproved new drugs. In response to this notification and subsequent discussions with the FDA, we stopped the sale and distribution of Nicomide® as a prescription product in June 2008. We are relabeling our remaining supply of product as a non-prescription dietary supplement in compliance with DSHEA. We are in discussions with the FDA regarding new labeling, including use of the trademark. We are actively searching for a source of supply for the DSHEA product. We expect both the price and volume of the Nicomide® DSHEA labeled product to be considerably less than historic Nicomide® levels.
On August 12, 2008, we entered into a worldwide non-exclusive patent License Agreement to our patent covering Nicomide® with River’s Edge Pharmaceuticals, LLC and an amendment to our Settlement Agreement with River’s Edge which we entered into in October 2007 to settle certain patent litigation. The amendment to the Settlement Agreement allows River’s Edge to manufacture and market a prescription product that could be substitutable for Nicomide® pursuant to the terms of the License Agreement and changes certain payment obligations of River’s Edge for sales of its substitutable product. In consideration for granting the license, we will be paid a share of the net revenues, as defined in the License Agreement, of River’s Edge’s licensed product sales under the License Agreement. At the same time, we are also considering the possible sale of the product and related patent.
     We Have Not Yet Secured A Manufacturer for a DSHEA Nicomide® Product, And, As A Result, Our Revenues From Nicomide® Sales May Suffer.
In April 2008, we were notified by the manufacturer of Nicomide that it was ceasing the manufacturing of several prescription vitamins, including Nicomide®. We are actively searching for a source of supply to manufacture a DSHEA-labeled version of Nicomide®. Since Actavis, the former manufacturer, owns certain proprietary assays and manufacturing processes relating to Nicomide®, it could take several months to develop the DSHEA version of Nicomide®. Although we believe we will have sufficient quantities of re-labeled Nicomide® product to meet the DSHEA market demand in the short-term, it is possible that we could go into a back-order situation and could lose market share while we redevelop the DSHEA product. We may not be able to locate a manufacturer on terms that are acceptable to us.
     Any Failure To Comply With Ongoing Governmental Regulations In The United States And Elsewhere Will Limit Our Ability To Market Our Products And Become Profitable.
The manufacture and marketing of our products are subject to continuing FDA review as well as comprehensive regulation by the FDA and by state and local regulatory authorities. These laws require, among other things:
•	approval of manufacturing facilities, including adherence to good manufacturing and laboratory practices during production and storage,

•	controlled research and testing of some of these products even after approval, and

•	control of marketing activities, including advertising and labeling.
If we, or any of our contract manufacturers, fail to comply with these requirements, we may be limited in the jurisdictions in which we are permitted to sell our products. Additionally, if we or our manufacturers fail to comply with applicable regulatory approval requirements, a regulatory agency may also:
•	send warning letters, as received by the manufacturer of our BLU-U®,

•	impose fines and other civil penalties on us,

•	seize our products,

•	suspend our regulatory approvals,

•	cease the manufacture of our products, as Actavis Totowa is doing with Nicomide®,

•	refuse to approve pending applications or supplements to approved applications filed by us,

•	refuse to permit exports of our products from the United States,

•	require us to recall products,

•	require us to notify physicians of labeling changes and/or product related problems,

•	impose restrictions on our operations, and/or

•	criminally prosecute us.
We and our manufacturers must continue to comply with cGMP and Quality System Regulation, or QSR, and equivalent foreign regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and foreign regulatory requirements, we and our third-party manufacturers will be obligated to expend time, money and effort in production, record keeping and quality control to assure that our products meet applicable specifications and other requirements.
Certain of the products acquired or licensed in connection with the Sirius merger including Nicomide®, are regulated by FDA under its marketed unapproved drugs compliance policy guide entitled, “Marketed New Drugs without Approved NDAs or ANDAs.” Under this policy, the FDA recognizes that certain unapproved products, based on the introduction date of their active ingredients and the lack of safety concerns, have been marketed for many years and, at this time, will not be the subject of any enforcement action. The FDA has recently taken a more proactive role and is strongly encouraging manufacturers of such products to submit applications to obtain marketing approval and/or bring these products into compliance with current FDA regulations. As result of discussions with the FDA, we stopped the sale and distribution of Nicomide® and Psoriatec® as prescription products in June 2008. We are relabeling a supply of Nicomide® product as a non-prescription dietary supplement in compliance with DSHEA for re-launch and are in discussions with FDA about appropriate DSHEA labeling, including use of the trademark. We are actively searching for a source of supply for the DSHEA product. Label changes eliminating references to medicinal benefits will limit the marketing claims we can make for Nicomide® and a change of product name, if required, could negatively affect our revenues and profits. We could experience a back-order situation if a manufacturer is not available in time to meet our supply needs which could also affect our revenues and profits. Our license agreement for Psoriatec® expired on September 30, 2008.
Manufacturing facilities are subject to ongoing periodic inspection by the FDA, including unannounced inspections. We cannot guarantee that our third-party supply sources, or our own Kerastick® facility, will continue to meet all applicable FDA regulations. If we, or any of our manufacturers, including without limitation, the manufacturer of the BLU-U®, who has received warning letters from the FDA, fail to maintain compliance with FDA regulatory requirements, it would be time consuming and costly to remedy the problem(s) or to qualify other sources. These consequences could have a significant adverse effect on our financial condition and operations. As part of our FDA approval for the Levulan® Kerastick® for AK, we were required to conduct two Phase IV follow-up studies. We successfully completed the first study; and submitted our final report on the second study to the FDA in January 2004. The FDA has requested additional information, which was provided to them in June 2008. We are awaiting their response. Additionally, if previously unknown problems with the product, a manufacturer or its facility are discovered in the future, changes in product labeling restrictions or withdrawal of the product from the market may occur. Any such problems could affect our ability to become profitable.
     Litigation Is Expensive And We May Not Be Able To Afford The Costs.
The costs of litigation or any proceeding relating to our intellectual property rights could be substantial even if resolved in our favor. Some of our competitors have far greater resources than we do and may be better able to afford the costs of complex patent litigation. For example, third-parties such as companies that have launched niacinamide products, may infringe one or more of our patents, and cause us to spend significant resources to enforce our patent rights. Also, in a lawsuit against a third-party for infringement of our patents in the United States, that third-party may challenge the validity of our patent(s). We cannot guarantee that a third-party will not claim, with or without merit, that our patents are not valid or that we have infringed their patent(s) or misappropriated their proprietary material. Defending these types of legal actions involve considerable expense and could negatively affect our financial results.
Additionally, if a third-party were to file a United States patent application, or be issued a patent claiming technology also claimed by us in a pending United States application(s), we may be required to participate in interference proceedings in the United States Patent and Trademark Office, or USPTO, to determine the priority of the invention. A third-party could also request the declaration of a patent interference between one of our issued United States patents and one of its patent applications. Any interference proceedings likely would require participation by us and/or PARTEQ, could involve substantial legal fees and result in a loss or lessening of our patent protection.
In October 2008, Winston Laboratories, Inc. filed a notice of demand for arbitration with us alleging that we breached the agreements relating to Psoriatec®. We intend to vigorously defend ourselves, and this proceeding will likely involve considerable legal expenses which could negatively affect our financial results.
     If We Are Unable To Obtain The Necessary Capital To Fund Our Operations, We Will Have To Delay Our Development Programs And May Not Be Able To Complete Our Clinical Trials.
While we completed a private placement raising net proceeds of approximately $10.3 million in October 2007, we may need substantial additional funds to fully develop, manufacture, market and sell our potential products. We may obtain funds through other public or private financings, including equity financing, and/or through collaborative arrangements. We cannot predict whether any additional financing will be available at all or on acceptable terms. Depending on the extent of available funding, we may delay, reduce in scope or eliminate some of our research and development programs. We may also choose to license rights to third parties to commercialize products or technologies that we would otherwise have attempted to develop and commercialize on our own which could reduce our potential revenues.
The availability of additional capital to us is uncertain. There can be no assurance that additional funding will be available to us on favorable terms, if at all. Any equity financing, if needed, would likely result in dilution to our existing shareholders and debt financing, if available, would likely involve significant cash payment obligations and include restrictive covenants that restrict our ability to operate our business. Failure to raise capital if needed could materially adversely impact our business, our financial condition, results of operations and cash flows.

     Since We Now Operate The Only FDA Approved Manufacturing Facility For The Kerastick® And Continue To Rely Heavily On Sole Suppliers For The Manufacture Of Levulan®, The BLU-U®, And Meted®, Any Supply Or Manufacturing Problems Could Negatively Impact Our Sales As With Nicomide®.
If we experience problems producing Levulan® Kerastick® units in our facility, or if any of our contract suppliers fail to supply our requirements for products, our business, financial condition and results of operations would suffer. Although we have received approval by the FDA to manufacture the BLU-U® and the Levulan® Kerastick® in our Wilmington, Massachusetts facility, at this time, with respect to the BLU-U®, we expect to utilize our own facility only as a back-up to our current third party manufacturer or for repairs unless we decide to manufacture in light of FDA’s warning letter to our BLU-U® manufacturer.
In April 2008, we were notified by Actavis Totowa, LLC, the manufacturer of Nicomide®, that Actavis would cease manufacturing several prescription vitamins, including Nicomide®, due to continuing discussions with the FDA. As we previously disclosed, Actavis Totowa had received notice that the FDA considers prescription dietary supplements to be unapproved new drugs. In response to this notification and subsequent discussions with the FDA, we stopped the sale and distribution of Nicomide® as a prescription product in June 2008. We are relabeling our remaining supply of product as a non-prescription dietary supplement in compliance with DSHEA. We are in discussions with the FDA regarding new labeling, including use of the trademark. We are actively searching for a source of supply for the DSHEA product. We expect both the price and volume of the Nicomide® DSHEA labeled product to be considerably less than historic Nicomide® levels.
On August 12, 2008, we entered into a worldwide non-exclusive patent License Agreement to our patent covering Nicomide® with River’s Edge Pharmaceuticals, LLC and an amendment to our Settlement Agreement with River’s Edge which we entered into in October 2007 to settle certain patent litigation. The amendment to the Settlement Agreement allows River’s Edge to manufacture and market a prescription product that could be substitutable for Nicomide® pursuant to the terms of the License Agreement and changes certain payment obligations of River’s Edge for sales of its substitutable product. In consideration for granting the license, we will be paid a share of the net revenues, as defined in the License Agreement, of River’s Edge’s licensed product sales under the License Agreement. At the same time, we are also considering the possible sale of the product and related patent.
Manufacturers and their subcontractors often encounter difficulties when commercial quantities of products are manufactured for the first time, or large quantities of products are manufactured, including problems involving:
•	product yields,

•	quality control,

•	component and service availability,

•	compliance with FDA regulations, and

•	the need for further FDA approval if manufacturers make material changes to manufacturing processes and/or facilities.
We cannot guarantee that problems will not arise with production yields, costs or quality as we and our suppliers manufacture our products. Any manufacturing problems could delay or limit our supplies which would hinder our marketing and sales efforts. If our facility, any facility of our contract manufacturers, or any equipment in those facilities is damaged or destroyed, we may not be able to quickly or inexpensively replace it. Likewise, if there are quality or supply problems with any components or materials needed to manufacturer our products, we may not be able to quickly remedy the problem(s). Any of these problems could cause our sales to suffer.
     We Have Only Limited Experience Marketing And Selling Pharmaceutical Products And No Experience Marketing Dietary Supplements, As A Result, Our Revenues From Product Sales May Suffer.
If we are unable to successfully market and sell sufficient quantities of our products, revenues from product sales will be lower than anticipated and our financial condition may be adversely affected. We are responsible for marketing our products in the United States and the rest of the world, except Canada, Latin America and parts of Asia, where we have distributors. We are doing so without the experience of having marketed pharmaceutical products prior to 2000. In October 2003, DUSA began hiring a small direct sales force and we increased the size of our sales force to market our products in the United States. We do not have experience marketing dietary supplement products like Nicomide®. If our sales and marketing efforts fail, then sales of the Levulan® Kerastick®, the BLU-U®, Nicomide® and other products will be adversely affected.
     The Commercial Success Of Any Products That We May Develop Will Depend Upon The Degree Of Market Acceptance Of Our Products Among Physicians, Patients, Health Care Payors, Private Health Insurers And The Medical Community.
Our ability to commercialize any products that we may develop will be highly dependent upon the extent to which these products gain market acceptance among physicians, patients, health care payors, such as Medicare and Medicaid, private health insurers, including managed care organizations and group purchasing organizations, and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues, and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
•	the effectiveness, or perceived effectiveness, of our products in comparison to competing products;

•	the existence of any significant side effects, as well as their severity in comparison to any competing products;

•	potential advantages over alternative treatments;

•	the ability to offer our products for sale at competitive prices;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

     If We Cannot Improve Physician Reimbursement And/Or Convince More Private Insurance Carriers To Adequately Reimburse Physicians For Our Product, Sales May Suffer.
Without adequate levels of reimbursement by government health care programs and private health insurers, the market for our Levulan® Kerastick® for AK therapy will be limited. While we continue to support efforts to improve reimbursement levels to physicians and are working with the major private insurance carriers to improve coverage for our therapy, if our efforts are not successful, a broader adoption of our therapy and sales of our products could be negatively impacted. Although positive reimbursement changes related to AK were made in 2005, 2007 and again in 2008, some physicians still believe that reimbursement levels do not fully reflect the required efforts to routinely execute our therapy in their practices.
If insurance companies do not cover, or stop covering products which are covered, including Nicomide®, our sales could be dramatically reduced.
     We Have Significant Losses And Anticipate Continued Losses
We have a history of operating losses. We expect to have continued losses until sales of our products increase substantially. We incurred net losses of $2,837,000 and $4,260,000 for the three and nine-month periods ended September 30, 2008, respectively, and $14,714,000 and $31,350,000 for the years ended December 31, 2007 and 2006, respectively. As of September 30, 2008, our accumulated deficit was approximately $140,000,000. We cannot predict whether any of our products will achieve significant enough market acceptance or generate sufficient revenues to enable us to become profitable on a sustainable basis.
     We Have Limited Patent Protection, And If We Are Unable To Protect Our Proprietary Rights, Competitors Might Be Able To Develop Similar Products To Compete With Our Products And Technology.
Our ability to compete successfully depends, in part, on our ability to defend patents that have issued, obtain new patents, protect trade secrets and operate without infringing the proprietary rights of others. We have no compound patent protection for our Levulan® brand of the compound ALA. Our basic ALA patents are for methods of detecting and treating various diseased tissues using ALA (or related compounds called precursors), in combination with light. We own or exclusively license ALA patents and patent applications related to the following:
•	methods of using ALA and its unique physical forms in combination with light,

•	compositions and apparatus for those methods, and

•	unique physical forms of ALA.
We have limited ALA patent protection outside the United States, which may make it easier for third-parties to compete there. Our basic method of treatment patents and applications have counterparts in only six foreign countries, and certain countries under the European Patent Convention. Even where we have patent protection, there is no guarantee that we will be able to enforce our patents. Additionally, enforcement of a given patent may not be practicable or an economically viable alternative.
Some of the indications for which we may develop PDT therapies may not be covered by the claims in any of our existing patents. Even with the issuance of additional patents to DUSA, other parties are free to develop other uses of ALA, including medical uses, and to market ALA for such uses, assuming that they have obtained appropriate regulatory marketing approvals. ALA in the chemical form has been commercially supplied for decades, and is not itself subject to patent protection. There are reports of third-parties conducting clinical studies with ALA in countries outside the United States where PARTEQ, the licensor of our ALA patents, does not have patent protection. In addition, a number of third-parties are seeking patents for uses of ALA not covered by our patents. These other uses, whether patented or not, and the commercial availability of ALA, could limit the scope of our future operations because ALA products could come on the market which would not infringe our patents but would compete with our Levulan ® products even though they are marketed for different uses.
Nicomide® is covered by a United States patent which issued in December 2005. River’s Edge Pharmaceuticals, LLC filed an application with the USPTO for the reexamination of the patent which was vacated by the USPTO on March 6, 2008. On October 28, 2007, we entered into a settlement agreement and mutual release, or Settlement Agreement, to dismiss the lawsuit brought by DUSA against River’s Edge, asserting a number of claims arising out of River’s Edge’s alleged infringement of U.S. Patent No. 6,979,468 under which DUSA has marketed, distributed and sold Nicomide®. Under the terms of the Settlement Agreement, River’s Edge unconditionally acknowledged the validity and enforceability of the Nicomide® patent.
On August 12, 2008, we entered into a worldwide non-exclusive patent License Agreement to our patent covering Nicomide® with River’s Edge Pharmaceuticals, LLC and an amendment to our Settlement Agreement with River’s Edge. The amendment to the Settlement Agreement allows River’s Edge to manufacture and market a prescription product that could be substitutable for Nicomide® pursuant to the terms of the License Agreement and changes certain payment obligations of River’s Edge for sales of its substitutable product. In consideration for granting the license, we will be paid a share of the net revenues, as defined in the License Agreement, of River’s Edge’s licensed product sales under the License Agreement.
Another company has launched a substitutable niacinamide product, which may cause us to again consider litigation and the validity of the Nicomide® patent could be tested again. Also, new products have been launched that are competing with Nicomide®. These events, together with our decision regarding the marketing of Nicomide will delay our ability to be profitable.
Furthermore, PhotoCure received FDA approval to market Metvixia® for treatment of AKs in July 2004, and this product, which would be directly competitive with our Levulan® Kerastick® product, could be launched at any time. While we are entitled to royalties from PhotoCure on its net sales of Metvixia®, this product which will be marketed in the U.S. by a large dermatology company, may adversely affect our ability to maintain or increase our Levulan® market.
While we attempt to protect our proprietary information as trade secrets through agreements with each employee, licensing partner, consultant, university, pharmaceutical company and agent, we cannot guarantee that these agreements will provide effective protection for our proprietary information. It is possible that:
•	these persons or entities might breach the agreements,

•	we might not have adequate remedies for a breach, and/or

•	our competitors will independently develop or otherwise discover our trade secrets;

All of which could negatively impact our ability to be profitable.
     We Have Only Three Therapies That Have Received Regulatory Approval Or Clearance, And We Cannot Predict Whether We Will Ever Develop Or Commercialize Any Other Levulan® Products.
     Our Potential Products Are In Early Stages Of Development And May Never Result In Any Commercially Successful Products.
To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products. Except for Levulan® PDT for AKs, the BLU-U® for acne, the ClindaReach® pledget and the currently marketed products we acquired in our merger with Sirius, all of our other potential Levulan® and other potential product candidates are at an early stage of development and subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include:
•	delays in product development, clinical testing or manufacturing,

•	unplanned expenditures in product development, clinical testing or manufacturing,

•	failure in clinical trials or failure to receive regulatory approvals,

•	emergence of superior or equivalent products,

•	inability to market products due to third-party proprietary rights, and

•	failure to achieve market acceptance.
We cannot predict how long the development of our investigational stage products will take or whether they will be medically effective. We cannot be sure that a successful market will continue to develop for our Levulan® drug technology.
     We Must Receive Separate Approval For Each Of Our Potential Products Before We Can Sell Them Commercially In The United States Or Abroad.
All of our potential Levulan® products will require the approval of the FDA before they can be marketed in the United States. If we fail to obtain the required approvals (as we did for the product we were developing with Altana) for these products our revenues will be limited. Before an application to the FDA seeking approval to market a new drug, called an NDA, can be filed, a product must undergo, among other things, extensive animal testing and human clinical trials. The process of obtaining FDA approvals can be lengthy, costly, and time-consuming. Following the acceptance of an NDA, the time required for regulatory approval can vary and is usually one to three years or more. The FDA may require additional animal studies and/or human clinical trials before granting approval. Our Levulan® PDT products are based on relatively new technology. To the best of our knowledge, the FDA has approved only three drugs for use in photodynamic therapy, including Levulan®. This factor may lengthen the approval process. We face much trial and error and we may fail at numerous stages along the way.
We cannot predict whether we will obtain approval for any of our potential products. Data obtained from preclinical testing and clinical trials can be susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. Future clinical trials may not show that Levulan® PDT or photodetection, known as PD, is safe and effective for any new use we are studying as we experienced with our recent acne study. In addition, delays or disapprovals may be encountered based upon additional governmental regulation resulting from future legislation or administrative action or changes in FDA policy.
In April 2008, we were notified by Actavis Totowa, LLC, the manufacturer of Nicomide®, that Actavis would cease manufacturing several prescription vitamins, including Nicomide®, due to continuing discussions with the FDA. As we previously disclosed, Actavis Totowa had received notice that the FDA considers prescription dietary supplements to be unapproved new drugs. In response to this notification and subsequent discussions with the FDA, we stopped the sale and distribution of Nicomide® as a prescription product in June 2008. We are relabeling our remaining supply of product as a non-prescription dietary supplement in compliance with DSHEA. We are in discussions with the FDA regarding new labeling, including use of the trademark. We are actively searching for a source of supply for the DSHEA product. We expect both the price and volume of the Nicomide® DSHEA labeled product to be considerably less than historic Nicomide® levels.
On August 12, 2008, we entered into a worldwide non-exclusive patent License Agreement to our patent covering Nicomide® with River’s Edge Pharmaceuticals, LLC and an amendment to our Settlement Agreement with River’s Edge. The amendment to the Settlement Agreement allows River’s Edge to manufacture and market a prescription product that could be substitutable for Nicomide® pursuant to the terms of the License Agreement and changes certain payment obligations of River’s Edge for sales of its substitutable product. In consideration for granting the license, we will be paid a share of the net revenues, as defined in the License Agreement, of River’s Edge’s licensed product sales under the License Agreement. At the same time, we are also considering the possible sale of the product and related patent.
     Because Of The Nature Of Our Business, The Loss Of Key Members Of Our Management Team Could Delay Achievement Of Our Goals.
We are a small company with only 88 employees, including 4 part-time employees, as of September 30, 2008. We are highly dependent on several key officer/employees with specialized scientific and technical skills without whom our business, financial condition and results of operations would suffer, especially in the photodynamic therapy portion of our business. The photodynamic therapy industry is still quite small and the number of experts is limited. The loss of these key employees could cause significant delays in achievement of our business and research goals since very few people with their expertise could be hired. Our growth and future success will depend, in large part, on the continued contributions of these key individuals as well as our ability to motivate and retain other qualified personnel in our specialty drug and light device areas.
     Collaborations With Outside Scientists May Be Subject To Restriction And Change.
     We work with scientific and clinical advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These scientists and advisors are not our employees and may have other commitments that limit their availability to us. Although our advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In addition, although our advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

Risks Related To Our Industry
     Product Liability And Other Claims Against Us May Reduce Demand For Our Products Or Result In Damages.
     We Are Subject To Risk From Potential Product Liability Lawsuits Which Could Negatively Affect Our Business.
The development, manufacture and sale of medical products expose us to product liability claims related to the use or misuse of our products. Product liability claims can be expensive to defend and may result in significant judgments against us. A successful claim in excess of our insurance coverage could materially harm our business, financial condition and results of operations. Additionally, we cannot guarantee that continued product liability insurance coverage will be available in the future at acceptable costs. If the cost is too high, we may have to self-insure.
     Our Business Involves Environmental Risks And We May Incur Significant Costs Complying With Environmental Laws And Regulations.
We have used various hazardous materials, such as mercury in fluorescent tubes in our research and development activities. We are subject to federal, state and local laws and regulations which govern the use, manufacture, storage, handling and disposal of hazardous materials and specific waste products. Now that we have established our own production line for the manufacture of the Kerastick®, we are subject to additional environmental laws and regulations. We believe that we are in compliance in all material respects with currently applicable environmental laws and regulations. However, we cannot guarantee that we will not incur significant costs to comply with environmental laws and regulations in the future. We also cannot guarantee that current or future environmental laws or regulations will not materially adversely affect our operations, business or assets. In addition, although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages, and this liability could exceed our resources.
     We May Not Be Able To Compete Against Traditional Treatment Methods Or Keep Up With Rapid Changes In The Biotechnology And Pharmaceutical Industries That Could Make Some Or All Of Our Products Non-Competitive Or Obsolete.
     Competing Products And Technologies Based On Traditional Treatment Methods May Make Some Or All Of Our Programs Or Potential Products Noncompetitive Or Obsolete.
Well-known pharmaceutical, biotechnology and medical device companies are marketing well-established therapies for the treatment of many of the same conditions that we are seeking to treat, including AKs, acne and rosacea. Doctors may prefer to use familiar methods, rather than trying our products. Reimbursement issues affect the economic competitiveness of our products as compared to other more traditional therapies.
Many companies are also seeking to develop new products and technologies, and receiving approval for medical conditions for which we are developing treatments. Our industry is subject to rapid, unpredictable and significant technological change. Competition is intense. Our competitors may succeed in developing products that are safer or more effective than ours. Many of our competitors have substantially greater financial, technical and marketing resources than we have. In addition, several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing and obtaining regulatory approvals to market products for health care.
We cannot guarantee that new drugs or future developments in drug technologies will not have a material adverse effect on our business. Increased competition could result in:
•	price reductions,

•	lower levels of third-party reimbursements,

•	failure to achieve market acceptance, and

•	loss of market share, any of which could adversely affect our business. Further, we cannot give any assurance that developments by our competitors or future competitors will not render our technology obsolete.
On May 30, 2006, we entered into a patent license agreement with PhotoCure ASA whereby DUSA granted a non-exclusive license to PhotoCure under the patents DUSA licenses from PARTEQ, for esters of ALA. Furthermore, DUSA granted a non-exclusive license to PhotoCure for its existing formulations of its Hexvix® and Metvix® (known in the United States as Metvixia®) products for any DUSA patents that may issue or be licensed by DUSA in the future. PhotoCure received FDA approval to market Metvixia for treatment of AKs in July 2004 and it would be directly competitive with our Levulan® Kerastick® product should PhotoCure decide to begin marketing this product. While we are entitled to royalties from PhotoCure on its net sales of Metvixia, this product, which will be marketed in the U.S. by a large dermatology company which may start to market Metvixia at any time, would adversely affect our ability to maintain or increase our market.
     We Have Learned That Some Compounding Pharmacies Are Producing A Form Of Aminolevulinic Acid HCl And Are Marketing It To The Medical Community.
We are aware that there are compounding pharmacies that market compounded versions of aminolevulinic acid HCl as an alternative to our Levulan® product. Since December 2004, we have filed lawsuits against compounding pharmacies, chemical suppliers and a light device company and several physicians alleging violations of the Lanham Act for false advertising and trademark infringement, and of United States patent law. All of the lawsuits have been settled or ended favorably to us. While we believe that certain actions of compounding pharmacies and others go beyond the activities which are permitted under the Food, Drug and Cosmetic Act and have advised the FDA and local health authorities of our concerns, we cannot be certain that our legal strategy will be successful in curbing the practices of these companies or that regulatory authorities will intervene to stop their activities. In addition, there may be other compounding pharmacies which are following FDA guidelines, or others conducting illegal activities of which we are not aware, which may be negatively impacting our sales revenues.
     Our Competitors In The Biotechnology And Pharmaceutical Industries May Have Better Products, Manufacturing Capabilities Or Marketing Expertise.
We are aware of several companies commercializing and/or conducting research with ALA or ALA-related compounds, including: medac GmbH and photonamic GmbH & Co. KG (Germany); Biofrontera, PhotoTherapeutics, Inc. (U.K.) and PhotoCure ASA (Norway) which entered into a marketing agreement with Galderma S.A. for countries outside of Nordic countries for certain dermatology indications. We also anticipate that we will face increased competition as the scientific development of PDT and PD advances and new companies enter our markets. Several companies are developing PDT agents other than

Levulan®. These include: QLT Inc. (Canada); Axcan Pharma Inc. (U.S.); Miravant, Inc. (U.S.); and Pharmacyclics, Inc. (U.S.). There are many pharmaceutical companies that compete with us in the field of dermatology, particularly in the acne and rosacea markets.
PhotoCure has received marketing approval of its ALA precursor (ALA methyl-ester) compound for PDT treatment of AKs and basal cell carcinoma in the European Union, New Zealand, Australia and countries in Scandinavia. PhotoCure’s marketing partner, a large dermatology company, could begin to market its product in direct competition with Levulan® in the U.S., at any time, under the terms of our patent license agreement and we may lose market share.
Axcan Pharma Inc. has received FDA approval for the use of its product, PHOTOFRIN®, for PDT in the treatment of high grade dysplasia associated with Barrett’s Esophagus. Axcan is the first company to market a PDT therapy for this indication for which we designed our proprietary sheath device and have conducted pilot clinical trials.
We expect that our principal methods of competition with other PDT products will be based upon such factors as:
•	the ease of administration of our method of PDT,

•	the degree of generalized skin sensitivity to light,

•	the number of required doses,

•	the selectivity of our drug for the target lesion or tissue of interest, and

•	the type and cost of our light systems.
Our primary competition in the acne and rosacea markets includes oral and topical antibiotics, other topical prescription and over-the-counter products, as well as various laser and non-laser light treatments. The market is highly competitive and other large and small companies have more experience than we do which could make it difficult for us to penetrate the market. We are also aware of new products that were launched recently which will compete with Nicomide® which could negatively impact our market share. The entry of new products from time to time would likely cause us to lose market share.
Risks Related To Our Stock
     If Outstanding Options, Warrants And Rights Are Converted, The Value Of Those Shares Of Common Stock Outstanding Just Prior To The Conversion Will Be Diluted.
As of October 31, 2008, there were outstanding options and warrants to purchase 4,419,000 shares of common stock, with exercise prices ranging from $1.60 to $31.00 per share, and from $2.85 to $6.00 per share, respectively. In addition, there are 102,000 shares of restricted stock that have not yet vested. The holders of the options and warrants have the opportunity to profit if the market price for the common stock exceeds the exercise price of their respective securities, without assuming the risk of ownership. The holders are likely to exercise their securities when we would probably be able to raise capital from the public on terms more favorable than those provided in these securities.
     Our Results Of Operations And General Market Conditions For Specialty Pharmaceutical And Biotechnology Stocks Could Result In Sudden Changes In The Market Value Of Our Stock.
The price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our shareholders as compared to less volatile stocks. From January 1, 2007 to October 31, 2008, the price of our stock has ranged from a low of $0.87 to a high of $5.00. Factors that contributed to the volatility of our stock during this period included:
•	quarterly levels of product sales;

•	clinical trial results;

•	general market conditions;

•	patent litigation;

•	increased marketing activities or press releases; and

•	changes in third-party payor reimbursement for our therapy.
     The significant general market volatility in similar stage pharmaceutical and biotechnology companies made the market price of our common stock even more volatile.
     Significant Fluctuations In Orders For Our Products, On A Monthly And Quarterly Basis, Are Common Based On External Factors And Sales Promotion Activities. These Fluctuations Could Increase The Volatility Of Our Stock Price.
     The price of our common stock may be affected by the amount of quarterly shipments of our products to end-users. Since our PDT products are still in the early stages of adoption, and sales volumes are still low, a number of factors could affect product sales levels and growth rates in any period. These could include the level of penetration of new markets outside of the United States, the timing of medical conferences, sales promotion activities, and large volume purchases by our higher usage customers. In addition, seasonal fluctuations in the number of patients seeking treatment at various times during the year could impact sales volumes. These factors could, in turn, affect the volatility of our stock price.
     Our Common Stock May Not Continue To Trade On The Nasdaq Global Market, Which Could Reduce The Value Of Your Investment And Make Your Shares More Difficult To Sell.
     In order for our common stock to trade on the Nasdaq Global Market, we must continue to meet the listing standards of that market. Among other things, those standards require that our common stock maintain a minimum closing bid price of at least $1.00 per share. Recently, our common stock has traded at prices near and below $1.00. On October 16, 2008, Nasdaq suspended the enforcement of rules requiring a minimum $1.00 closing bid price. The suspension will remain in effect through January 16, 2009. If we do not continue to meet Nasdaq’s applicable minimum listing standards, Nasdaq could delist us from the Nasdaq Global Market. If our common stock is delisted from the Nasdaq Global Market, we could seek to have our common stock listed on the Nasdaq Capital Market or other Nasdaq markets. However, delisting of our common stock from the Nasdaq Global Market could hinder your ability to sell, or obtain an accurate quotation for the price of, your shares of our common stock. Delisting could also adversely affect the perception among investors of DUSA and its prospects, which could lead to further declines in the market price of our common stock. Delisting would also make it more difficult and expensive for us to raise capital. In addition, delisting might subject us to an Securities and Exchange Commission rule that could adversely affect the ability of broker-dealers to sell or make a market in our common stock, thus hindering your ability to sell your shares.

     Effecting A Change Of Control Of DUSA Would Be Difficult, Which May Discourage Offers For Shares Of Our Common Stock.
     Our certificate of incorporation authorizes the board of directors to issue up to 100,000,000 shares of stock, 40,000,000 of which are common stock. The board of directors has the authority to determine the price, rights, preferences and privileges, including voting rights, of the remaining 60,000,000 shares without any further vote or action by the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.
     On September 27, 2002, we adopted a shareholder rights plan at a special meeting of DUSA’s board of directors. The rights plan could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock, thereby limiting, perhaps, the ability of our shareholders to benefit from such a transaction.
     The rights plan provides for the distribution of one right as a dividend for each outstanding share of our common stock to holders of record as of October 10, 2002. Each right entitles the registered holder to purchase one one-thousandths of a share of preferred stock at an exercise price of $37.00 per right. The rights will be exercisable subsequent to the date that a person or group either has acquired, obtained the right to acquire, or commences or discloses an intention to commence a tender offer to acquire, 15% or more of our outstanding common stock or if a person or group is declared an “Adverse Person”, as such term is defined in the rights plan. The rights may be redeemed by DUSA at a redemption price of one one-hundredth of a cent per right until ten days following the date the person or group acquires, or discloses an intention to acquire, 15% or more, as the case may be, of DUSA, or until such later date as may be determined by the our board of directors.
     Under the rights plan, if a person or group acquires the threshold amount of common stock, all holders of rights (other than the acquiring person or group) may, upon payment of the purchase price then in effect, purchase shares of common stock of DUSA having a value of twice the purchase price. In the event that we are involved in a merger or other similar transaction where DUSA is not the surviving corporation, all holders of rights (other than the acquiring person or group) shall be entitled, upon payment of the purchase price then in effect, to purchase common stock of the surviving corporation having a value of twice the purchase price. The rights will expire on October 10, 2012, unless previously redeemed. Our board of directors has also adopted certain amendments to DUSA’s certificate of incorporation consistent with the terms of the rights plan.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934 which represent our expectations or beliefs concerning future events, including, but not limited to management’s statements regarding our strategies and core objectives for 2008, the results of our integration of Sirius Laboratories, Inc. with our business and matters relating thereto, our expectations concerning the introduction of generic substitutes for Nicomide® and such products’ impact on sales of Nicomide® , our use of estimates and assumptions in the preparation of our financial statements and policies and impact on us of the adoption of certain accounting standards, the impact of compounding pharmacies, beliefs regarding estimates, management’s beliefs regarding the unique nature of Levulan® and its use and potential use, expectations regarding the timing of results of clinical trials, future development of Levulan® and our other products and other potential indications, statements regarding the manufacture of Nicomide® in the future, beliefs concerning manufacture of the BLU-U® , intention to pursue licensing, marketing, co-promotion, collaboration or acquisition opportunities, status of clinical programs for all other indications and beliefs regarding potential efficacy and marketing, our beliefs regarding the safety, simplicity, reliability and cost-effectiveness of certain light sources, our expectations regarding other product launches in other countries, expectations regarding additional market expansion, expectations for commercialization of Levulan® Kerastick® in Asian countries and a distribution agreement for Japan, expectations regarding the marketing and distribution of Levulan® Kerastick® by Daewoong Pharmaceutical Co., Ltd. and Stiefel Laboratories, Inc., beliefs regarding the clinical benefit of Levulan® PDT for acne and other indications, beliefs regarding the suitability of clinical data, expectations regarding the confidentiality of our proprietary information, statements of our intentions to seek additional U.S. and foreign regulatory approvals, and to market and increase sales outside the U.S., beliefs regarding regulatory classifications, filings, timelines, off-label use and environmental compliance, beliefs concerning patent disputes and litigation, intentions to defend our patent estate, the impact of a third-party’s regulatory compliance and fulfillment of contractual obligations, and our anticipation that third parties will launch products upon receipt of regulatory approval, expectations of increases or decreases in the prices we charge for our products, our beliefs regarding the size of the market for our products and our product candidates, expectations of increases or decreases in cost of product sales, expected use of cash resources, requirements of cash resources for our future liquidity, beliefs regarding investments and economic conditions, expectations regarding outstanding options and warrants and our dividend policy, anticipation of increases or decreases in personnel, beliefs regarding the effect of reimbursement policies on revenues and acceptance of our therapies, expectations for future strategic opportunities and research and development programs and expenses, expectations for continuing operating losses and competition, including from Metvixia, expectations regarding the adequacy and availability of insurance, expectations regarding general and administrative costs, expectations regarding increased sales and marketing costs and research and development costs, levels of interest income and our capital resource needs, intention to raise additional funds to meet capital requirements and the potential dilution and impact on our business, potential for additional inspection and testing of our manufacturing facilities or additional FDA actions, beliefs regarding the adequacy of our inventory of Kerastick® and BLU-U® units and of Nicomide® , our manufacturing capabilities and the impact of inventories on revenues, beliefs regarding interest rate risks to our investments and effects of inflation, beliefs regarding the impact of any current or future legal proceedings, dependence on key personnel, and beliefs concerning product liability insurance, the enforceability of our patents, the impact of generic products, our beliefs regarding our sales and marketing efforts, competition with other companies, the adoption of our products, and the outcome of such efforts, our beliefs regarding our sales and marketing efforts, our beliefs regarding the use of our products and technologies by third parties, our beliefs regarding our compliance with applicable laws, rules and regulations, our beliefs regarding available reimbursement for our products, our beliefs regarding the current and future clinical development and testing of our potential products and technologies and the costs thereof, the volatility of our stock price, the impact of our rights plan, the possibility that the holders of options and warrants will purchase our common stock by exercising these securities, timing and future development plans with respect to the NCI clinical trials, beliefs regarding legal strategies or regulatory authorities’ actions to stop compounding pharmacies, expectations of price and volume of Nicomide® as a DSHEA-labeled product, expectations related to the change in revenues of our PDT and Non-PDT products, expectations regarding the payment of milestones to former Sirius shareholders, intention to sublease the Toronto offices, plans to re-launch Nicomide® under DSHEA compliant labeling, beliefs regarding market share, beliefs regarding profitability, beliefs regarding the change in growth in our PDT Drug and Device Products segment, expectations regarding the BLU-U® evaluation program and purchases of our products resulting therefrom, expectations regarding the development time-table for a DSHEA version of Nicomide® and beliefs regarding the quantities of re-labeled Nicomide®. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the timely development, FDA and foreign regulatory approval, and market acceptance of our products, environmental risks relating to our products, reliance on third-parties for the production, manufacture, sales and marketing of our products, the availability of products for acquisition and/or license on terms agreeable to us, sufficient sources of funds, the securities regulatory process, the maintenance of our patent portfolio and ability to obtain competitive levels of reimbursement by third-party payors, none of which can be assured. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.
     You should read and interpret any forward-looking statements together with the following documents:
•	our most recent Annual Report on Form 10-K;

•	our most recent Quarterly Report on Form 10-Q;

•	our most recent Current Reports on Form 8-K;

•	the risk factors contained in this prospectus under the caption “Risk Factors”; and

•	our other filings with the SEC.
     Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.
USE OF PROCEEDS
     DUSA will not receive any proceeds from the sale of shares of common stock which may be sold pursuant to this prospectus for the respective accounts of the selling securityholders. All such proceeds, net of brokerage commissions, if any, will be received by the selling securityholders. See the sections titled “Selling Securityholders” and “Plan of Distribution.”

SELLING SECURITYHOLDERS
     This prospectus relates to shares of common stock to be offered by the selling securityholders. The table below, including the footnotes, presents information regarding the selling securityholders and the shares of our common stock that the selling securityholders may offer and sell from time to time under this prospectus. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of DUSA.
     The following is a list, as of November 7, 2008, of the selling securityholders and the number of shares beneficially owned by each selling securityholder. The number of shares in the column “Number of Shares to be Offered” represents all of the shares that a selling securityholder may offer under this prospectus. The table and footnotes assume that the selling securityholders will sell all of such shares. However, because the selling securityholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling securityholders or that will be held by the selling securityholders after completion of any sales. We do not know how long the selling securityholders will hold the shares before selling them. Information concerning the selling securityholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

	Number of	Number of	Number of	Percentage of
	Shares	Shares to be	Shares Owned	Shares Owned
Name	Owned(1)	Offered(1) (2)	After Offering	After Offering
John H. Abeles (3)	124,500	124,500	0	*
David M. Bartash (4)	100,500	100,500	0	*
Mark Carota (5)	111,875	111,875	0	*
Jay M. Haft (6)	139,500	139,500	0	*
Richard C. Lufkin (7)	117,100	117,100	0	*
Richard C. Christopher (8)	83,250	83,250	0	*
Robert F. Doman (9)	130,000	130,000	0	*
Scott L. Lundahl (10)	127,707	127,707	0	*
Stuart L. Marcus (11)	178,125	178,125	0	*
Magnus Moliteus (12)	65,000	65,000	0	*
William F. O’Dell (13)	31,250	31,250	0	*
D. Geoffrey Shulman (14)	1,113,918	1,113,918	0	*
Michael J. Todisco (15)	29,500	29,500	0	*

*	Less than one percent.

(1)	Represents shares beneficially owned by the named individual which have been granted under the 1991 Incentive Stock Option Plan of Deprenyl USA, Inc. (Deprenyl USA, Inc. is the former name of DUSA Pharmaceuticals, Inc.), the DUSA Pharmaceuticals, Inc. 1994 Restricted Stock Option Plan, the DUSA Pharmaceuticals, Inc. 1996 Omnibus Plan, as amended, the DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, as amended, individual stock option agreements with D. Geoffrey Shulman, Richard C. Lufkin and Scott Lundahl and a Class B Warrant Agreement with D. Geoffrey Shulman, including shares that such individual has the right to acquire upon exercise of options or warrants vesting within sixty (60) days of November 7, 2008, but does not include shares underlying options and warrants which vest more than sixty (60) days from such date. Also includes all shares previously issued to such individuals after the exercise of options or warrants granted under the listed plans and shares of common stock otherwise acquired, or beneficially owned, by such named individual. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2)	Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling securityholder at their sole discretion.

(3)	Dr. Abeles has served as a director since August 1994. Beneficial ownership includes 34,500 shares of common stock and 85,000 shares of common stock underlying stock options granted to Dr. Abeles which will have vested within sixty (60) days after November 7, 2008. Dr. Abeles shares investment and voting power with regard to the 34,500 shares of common stock.

(4)	Mr. Bartash has served as a director since November 2001. Beneficial ownership includes 15,500 shares of common stock and 85,000 shares of common stock underlying stock options granted to Mr. Bartash which will have vested within sixty (60) days after November 7, 2008.

(5)	Mr. Carota joined us in October 1999 and was elected as our Vice President, Operations in February 2000. Beneficial ownership includes 111,875 shares of common stock underlying stock options granted to Mr. Carota which will have vested within sixty (60) days after November 7, 2008. The number of shares owned does not include 44,000 shares of common stock underlying stock options and 11,000 shares of common stock granted to Mr. Carota which will vest more than sixty (60) days after November 7, 2008.

(6)	Mr. Haft has served as a director since September 1996. He served as Chairman of the Board and Lead Director from June 2003 to January 3, 2005. Since January 3, 2005, he has served as Vice Chairman of the Board and Lead Director. Beneficial ownership includes 34,500 shares of common stock and 105,000 shares of common stock underlying stock options granted to Mr. Haft which will have vested within sixty (60) days after November 7, 2008. Under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, Mr. Haft disclaims, but may be deemed to be the beneficial owner of, the 34,500 shares of common stock held indirectly by Mr. Haft’s spouse.

(7)	Mr. Lufkin has served as a director since January 1992. Beneficial ownership includes 12,100 shares of common stock and 105,000 shares of common stock underlying stock options granted to Mr. Lufkin which will have vested within sixty (60) days after November 7, 2008.

(8)	Mr. Christopher joined us in December 2000 and was appointed to the position of Vice President, Finance and Chief Financial Officer effective February 16, 2005. Before that, Mr. Christopher served as our Vice President, Financial Planning and Business Analysis and had also served as our Director, Financial Analysis. Beneficial ownership includes 5,000 shares of common stock and 78,250 shares of common stock underlying stock options granted to Mr. Christopher which will have vested within sixty (60) days after November 7, 2008. The number of shares owned does not include 50,750 shares of common stock underlying stock options and 13,000 shares of common stock granted to Mr. Christopher which will vest more than sixty (60) days after November 7, 2008.

(9)	Mr. Doman joined us as our President and Chief Operating Officer on January 3, 2005 and was promoted to President and Chief Executive Officer in June 2007. Beneficial ownership includes 15,000 shares of common stock and 115,000 shares of common stock underlying options granted to Mr. Doman which will have vested within sixty (60) days after November 7, 2008. The number of shares owned does not include 123,500 shares of common stock underlying stock options and 19,000 shares of common stock which will vest more than sixty (60) days after November 7, 2008.

(10)	Mr. Lundahl joined us in May 1998 and was elected as our Vice President, Regulatory Affairs and Intellectual Property in June 2003. Before that, Mr. Lundahl was our Vice President, Technology and Device Development from June 1999 until June 2003. Beneficial ownership includes 5,207 shares of common stock and 122,500 shares of common stock underlying stock options granted to Mr. Lundahl which will have vested within sixty (60) days after November 7, 2008. The number of shares owned does not include 44,000 shares of common stock underlying stock options and 11,000 shares of common stock granted to Mr. Lundahl which will vest more than sixty (60) days after November 7, 2008.

(11)	Dr. Marcus was elected as our Vice President, Scientific Affairs and Chief Medical Officer in October 1993. Beneficial ownership includes 178,125 shares of common stock underlying stock options granted to Dr. Marcus which will have vested within sixty (60) days after November 7, 2008. The number of shares owned does not include 48,250 shares of common stock underlying stock options and 13,000 shares of common stock granted to Dr. Marcus which will vest more than sixty (60) days after November 7, 2008.

(12)	Mr. Moliteus has served as a director since August 2003. Beneficial ownership includes 50,000 shares of common stock underlying stock options granted to Mr. Moliteus which will have vested within sixty (60) days after November 7, 2008.

(13)	Mr. O’Dell joined us as our Executive Vice President Sales and Marketing on April 4, 2006. Beneficial ownership includes 31,250 shares of common stock underlying stock options granted to Mr. O’Dell which will have vested within sixty (60) days after November 7, 2008. This number does not include 63,250 shares of common stock underlying stock options and 13,000 shares of common stock which will vest more than sixty (60) days after November 7, 2008.

(14)	Dr. Shulman currently serves as the Chairman of the Board and Chief Strategic Officer of DUSA. Dr. Shulman served as our Chief Executive Officer from our inception in 1991 until June 2007 and as our President from 1991 to 2004. Dr. Shulman served as our Chairman from 1991 through 2003 and from January 2005 to June 2008. Beneficial ownership includes 87,668 shares of common stock, 776,250 shares of common stock underlying stock options and 250,000 shares of common stock underlying a warrant granted to Dr. Shulman which will have vested within sixty (60) days after November 7, 2008. The number of shares owned does not include 120,250 shares of common stock underlying stock options and 11,000 shares of common stock granted to Dr. Shulman which will vest more than sixty (60) days after November 7, 2008.

(15)	Mr. Todisco has served as Vice President, Controller since September 2006. Beneficial ownership includes 29,500 shares of common stock underlying stock options granted to Mr. Todisco which will have vested within sixty (60) days after November 7, 2008. The number of shares owned does not include 46,000 shares of common stock underlying stock options and 11,000 shares of common stock granted to Mr. Todisco which will vest more than sixty (60) days after November 7, 2008.

PLAN OF DISTRIBUTION
     Shares offered hereby may be sold from time to time directly by or on behalf of the selling securityholders in one or more transactions on the Nasdaq Global Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).
     In connection with such sales, the selling securityholders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.
     In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling securityholders in compliance with all other applicable state securities laws and regulations.
     In addition to any shares sold hereunder, selling securityholders may, at the same time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the selling securityholders will sell any or all of the shares offered by them hereby.
     DUSA will pay all expenses of the registration of the shares. DUSA has notified certain selling securityholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.
LEGAL MATTERS
     The validity of the shares being offered hereby has been passed upon for DUSA by Reed Smith LLP. Nanette W. Mantell, Esq., a partner of Reed Smith LLP, serves as DUSA’s Secretary, which is an officer position.
EXPERTS
     The consolidated financial statements, incorporated in this prospectus by reference from DUSA Pharmaceuticals, Inc.’s Annual Report on Form 10-K and the effectiveness of DUSA Pharmaceuticals, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, file reports and other information with the SEC. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained from such offices at fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this site is http://www.sec.gov. In addition, you can also access documents we file with the SEC at our website, http://www.dusapharma.com, which is not a part of this prospectus and is not incorporated herein by reference.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, which have been filed by us with the SEC pursuant to the Exchange Act, are incorporated by reference in this prospectus as of their respective dates:
(a)	Our Annual Report on Form 10-K for the year ended December 31, 2007;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

(c)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;

(d)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008;

(e)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2007; and

(f)	The description of DUSA’s common stock contained in its registration statement on Form 8-A which was filed on January 3, 1992 and amended on Form 8-A12G filed on October 24, 1997, and in DUSA’s Quarterly Report on Form 10-Q which was filed on November 12, 1997.
     All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by SEC rules and regulations, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
     We will provide without charge to any person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus). We will provide such copies at no cost, upon written or oral request, by writing or telephoning us at:
DUSA Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, Massachusetts 01887
Attention: Mr. Richard Christopher
Telephone: (978) 657-7500
Attention: Mr. Richard Christopher
E-mail to: ChristopherR@DusaPharma.com
     Our World Wide Web site is located at www.dusapharma.com. Information on the Web site is not incorporated by reference into this prospectus.

2,352,225 Shares
DUSA
PHARMACEUTICALS, INC.
Common Stock

PROSPECTUS

November 18, 2008

PART II
INFORMATION REQUIRED TO BE IN THE REGISTRATION STATEMENT
ITEM 3. Incorporation of Documents by Reference
     The following documents, which have been filed by us with the SEC pursuant to the Exchange Act, are incorporated by reference in this registration statement as of their respective dates:
(a)	Our Annual Report on Form 10-K for the year ended December 31, 2007;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

(c)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;

(d)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008;

(e)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2007; and

(f)	The description of DUSA’s common stock contained in its registration statement on Form 8-A which was filed on January 3, 1992 and amended on Form 8-A12G filed on October 24, 1997, and in DUSA’s Quarterly Report on Form 10-Q which was filed on November 12, 1997.
     All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by SEC rules and regulations, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
ITEM 4. Description of Securities
Not applicable.
ITEM 5. Interests of Named Experts and Counsel
Not applicable.
ITEM 6. Indemnification of Directors and Officers
Article 5 of the Company’s Certificate of Incorporation, as amended, and New Jersey Business Corporation Act, N.J.S.A. 14A:2-7 provide as follows:
Any director and officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the Corporation or its shareholders; (b) not in good faith or involving a knowing violation of law; or (c) resulting in receipt by such person of an improper personal benefit.
The Company’s By-laws, as amended, pursuant to the New Jersey Business Corporation Act, N.J.S.A. 14A:3-5, provide as follows:
ARTICLE IV
INDEMNIFICATION
     Section 1. Actions by Others. The Corporation (1) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or trustee of the Corporation or of any constituent corporation absorbed by the Corporation in a consolidation or merger and (2) except as otherwise required by Section 3 of this Article, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he (a) is or was an employee or agent or the legal representative of a director, officer, trustee, employee or agent of the Corporation or of any absorbed constituent corporation, or (b) is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of such a person against expenses, costs, disbursements (including attorneys’ fees), judgments, fines and amounts actually and reasonably incurred by him in good faith and in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not meet the applicable standard of conduct.
     Section 2. Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, or is or was serving at the request of the Corporation or of any absorbed constituent corporation, as a director, officer, trustee, employee, agent of or participant, or the legal representative of any such person in another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the New Jersey Superior Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the New Jersey Superior Court or such other court shall deem proper.
     Section 3. Successful Defense. To the extent that a person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 or Section 2 of this Article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
     Section 4. Specific Authorization. Any indemnification under Section 1 or Section 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, trustee, employee, agent, or the legal representative thereof, is proper in the circumstances because he has met the applicable standard of conduct set forth in said Sections 1 and 2. Such determination shall be made (1) by the Board of Directors by a majority vote of quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, a quorum of disinterested directors so directs, by independent legal counsel for a written opinion, (3) by the shareholders.
     Section 5. Advance of Expenses. Expenses incurred by any person who may have a right of indemnification under this Article in defending civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final distribution of such action, suit or proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the director, officer, trustee, employee, or the legal representative thereof, to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation pursuant to this Article.
     Section 6. Right of Indemnity not Exclusive. The indemnification and advancement of expenses provided by this Article shall not exclude any other rights to which those seeking indemnification may be entitled under the certificate of incorporation of the Corporation or any by-law, agreement, vote of shareholders or otherwise; provided that no indemnification shall be made to or on behalf of a Director, officer, trustee, employee, agent, or legal representative if a judgment or other final adjudication adverse to such persons establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person of an improper personal benefit.
     Section 7. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger of the legal representative of such person or is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, trustee, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of any such person against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such or by reason of his being or having been such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article, the New Jersey Business Corporation Act, or otherwise.
     Section 8. Invalidity of any Provision of this Article. The invalidity or unenforceability of any provision of this Article shall not affect the validity or enforceability of the remaining provisions of this Article.
We also maintain directors and officers liability insurance which may, in some instances, reimburse us for judgments against us or our directors or officers.
ITEM 7. Exemption from Registration Claimed.
Not applicable.

ITEM 8. Exhibits

Exhibit No.	Description of Exhibit
4.1	Common Stock specimen, filed as Exhibit 4(a) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by reference

4.2	Rights Agreement, dated as of September 27, 2002, between the Registrant and American Stock Transfer and Trust Company filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K filed October 11, 2002, and is incorporated herein by reference

4.3	Rights Certificate relating to the rights granted to holders of common stock under the Rights Agreement filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K, filed on October 11, 2002, and is incorporated herein by reference

4.4	Form of D. Geoffrey Shulman’s Class B Warrant filed as Exhibit 4(b) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2007, and is incorporated herein by reference

5.1	Opinion of Reed Smith LLP

10.1	DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, as amended July 31, 2008

10.2	DUSA Pharmaceuticals, Inc. 2006 Deferred Compensation Plan, as amended October 18, 2006 filed as Exhibit 10(qq) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2006, and is incorporated herein by reference

23.1	Consent of independent registered public accounting firm

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1)

24.1	Power of Attorney (contained on Signature Page)

99.1	Form of Nonqualified Stock Option Grant Agreement filed as Exhibit 99.1 to the Registrant’s registration statement on Form S-8 (file no. 333-141615) filed on March 28, 2007, and is incorporated herein by reference

99.2	Form of Incentive Stock Option Grant Agreement filed as Exhibit 99.2 to the Registrant’s registration statement on Form S-8 (file no. 333-141615) filed on March 28, 2007, and is incorporated herein by reference

99.3	Form of Stock Award Grant Agreement filed as Exhibit 99.3 to the Registrant’s registration statement on Form S-8 (file no. 333-141615) filed on March 28, 2007, and is incorporated herein by reference
ITEM 9. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include in any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
provided, however, that paragraphs (a)(1)(i), and (a)(1)(ii) above do not apply if the registration statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13 (a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     The Registrant: Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, Commonwealth of Massachusetts, on this 18th day of November, 2008.

DUSA PHARMACEUTICALS, INC.
By:	/s/ Robert F. Doman
Robert F. Doman
President and Chief Executive Officer

POWER OF ATTORNEY
     Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Robert F. Doman and Richard C. Christopher, and each of them singly, as his/her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement or any related registration statement, including any amendment to this registration statement for the purpose of registering additional shares in accordance with General Instruction E to Form S-8, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated:

/s/ John H. Abeles, MD	Director	November 18, 2008

John H. Abeles, MD		Date

/s/ David M. Bartash	Director	November 18, 2008

David M. Bartash		Date

/s/ Richard C. Christopher	Vice President, Finance and Chief Financial Officer	November 18, 2008

Richard C. Christopher	(principal financial officer and principal accounting officer)	Date

/s/ Robert F. Doman	Director, President and Chief Executive Officer	November 18, 2008

Robert F. Doman	(principal executive officer)	Date

/s/ Jay M. Haft, Esq.	Lead Director	November 18, 2008

Jay M. Haft, Esq.		Date

/s/ Richard C. Lufkin	Director	November 18, 2008

Richard C. Lufkin		Date

/s/ Magnus Moliteus	Director	November 18, 2008

Magnus Moliteus		Date

     The DUSA Pharmaceuticals, Inc. Non-Qualified Deferred Compensation Plan: Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on November 18, 2008.

DUSA PHARMACEUTICALS, INC. NON-QUALIFIED DEFERRED COMPENSATION PLAN
By:	/s/ Jay M. Haft, Esq.
Jay M. Haft, Esq.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Common Stock specimen, filed as Exhibit 4(a) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by reference

4.2	Rights Agreement, dated as of September 27, 2002, between the Registrant and American Stock Transfer and Trust Company filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K filed October 11, 2002, and is incorporated herein by reference

4.3	Rights Certificate relating to the rights granted to holders of common stock under the Rights Agreement filed as Exhibit 4.0 to Registrant’s Current Report on Form 8-K, filed on October 11, 2002, and is incorporated herein by reference

4.4	Form of D. Geoffrey Shulman’s Class B Warrant filed as Exhibit 4(b) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2007, and is incorporated herein by reference

5.1	Opinion of Reed Smith LLP

10.1	DUSA Pharmaceuticals, Inc. 2006 Equity Compensation Plan, as amended July 31, 2008

10.2	DUSA Pharmaceuticals, Inc. 2006 Deferred Compensation Plan, as amended October 18, 2006 filed as Exhibit 10(qq) to the Registrant’s Form 10-K for the fiscal year ended December 31, 2006, and is incorporated herein by reference

23.1	Consent of independent registered public accounting firm

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1)

24.1	Power of Attorney (contained on Signature Page)

99.1	Form of Nonqualified Stock Option Grant Agreement filed as Exhibit 99.1 to the Registrant’s registration statement on Form S-8 (file no. 333-141615) filed on March 28, 2007, and is incorporated herein by reference

99.2	Form of Incentive Stock Option Grant Agreement filed as Exhibit 99.2 to the Registrant’s registration statement on Form S-8 (file no. 333-141615) filed on March 28, 2007, and is incorporated herein by reference

99.3	Form of Stock Award Grant Agreement filed as Exhibit 99.3 to the Registrant’s registration statement on Form S-8 (file no. 333-141615) filed on March 28, 2007, and is incorporated herein by reference